

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 17, 2008

By US Mail and Facsimile

Mr. Thomas H. Ehrlich
Chief Financial Officer
Uranium Resources, Inc.
650 S. Edmonds Lane, Suite 108
Lewisville, TX 75067

> **Re:** **Uranium Resources, Inc.**
> **Form 10-K for the year ended December 31, 2006, as amended**
> **Filed March 13, 2008**
> **File No. 0-17171**

Dear Mr. Ehrlich:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director